Mail Stop 6010

November 30, 2007

Richard E. Maroun, Esq.
Chief Administrative Officer and
General Counsel
APP Pharmaceuticals, Inc.
11755 Wilshire Boulevard, Suite 2000
Los Angeles, California 90025

> **Re: APP Pharmaceuticals, Inc.**
> **Annual Report on Form 10-K/A**
> **Filed April 30, 2007**
> **File No. 000-33407**

Dear Mr. Maroun:

We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3625.

Sincerely,

Tim Buchmiller
Senior Attorney